MARWOOD GROUP LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets				
Cash	$	197,581		
Accounts receivable - less allowance for doubtful accounts of $30,000		25,037		
Total Assets			$	222,618
Liabilities and Member's Equity				
Liabilities				
Accrued expenses and other liabilities			$	27,882
Member's Equity				194,736
Total Liabilities and Member's Equity			$	222,618

The accompanying notes are an integral part of these financial statements.